Exhibit 2.1

FIRST AMENDMENT

TO THE

EQUITY INTEREST PURCHASE AGREEMENT

This FIRST AMENDMENT TO THE EQUITY INTEREST PURCHASE AGREEMENT (this “Amendment”), dated as of January 31, 2022, is entered into by and between Altar BidCo, Inc., a Delaware corporation (“Purchaser”), and Azenta, Inc. (f/k/a Brooks Automation, Inc.), a Delaware corporation (“Seller”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Purchase Agreement (as defined below).

RECITALS

A.  Purchaser and Seller entered into that certain Equity Interest Purchase Agreement, dated as of September 20, 2021 (the “Purchase Agreement”); and

B.  In accordance with Section 12.10 of the Purchase Agreement, Purchaser and Seller desire to amend the Purchase Agreement as set forth herein.

AGREEMENT

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree to amend the Purchase Agreement as follows:

1.Amendment to Purchase Agreement.

a.Section 7.1(b)(vi) of the Purchase Agreement is hereby replaced with “[Reserved.]”.

b.The definition of “Indebtedness” in Section 1.1 of the Purchase Agreement is hereby amended by (i) deleting clause “(xv)” of the definition of Indebtedness in its entirety and replacing it with the following:

“(xv) if applicable, either (A) the Aggregate International Cash Shortfall Amount or (B) the Foreign Excess Closing Cash Amount (which, in the case of clause (B) shall be expressed as a negative number, reducing total Indebtedness)”

and (ii) by adding:

“; (xviii) with respect to the Transferred Employees, any vacation time, variable pay (including all bonuses) and commissions that have been earned prior to the Closing (in the case of vacation time, that has accrued prior to the Closing in accordance with Seller or its Subsidiaries' vacation policy and has not been used, and, in the case of variable pay and commissions, accrued prior to the Closing after considering actual results as of immediately prior to the Closing relative to Seller's applicable 2022 fiscal year plan (which at a minimum shall be at 100% of Seller's applicable 2022 fiscal year plan)), including the employer's share of any payroll, social security, unemployment or similar Taxes attributable to such amounts determined, if applicable, without regard to any deferral of such Taxes under the CARES Act; and (xix) 1.5% of the amount outstanding immediately prior to the Closing under upstream loans made at or prior to the Closing by Brooks RS Holdings AG and/or Brooks CCS RS AG to Brooks Automation (Germany) GmbH”

immediately before

“; provided that “Indebtedness” shall not include real property or other operating lease obligations required to be reported as liabilities as a result of FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842).”

c.Section 1.1 of the Purchase Agreement is hereby amended by adding the following definition:

““Foreign Cash” means the cash and cash equivalents of the Company Group Entities other than OpCo and the Company, including checks, wire transfers and drafts received but not cleared by any such Company Group Entity and net of any outstanding checks, wire transfers and drafts sent but not cleared by any such Company Group Entity, in each case, provided that any corresponding adjustments to accounts receivable or accounts payable, as applicable, have been reflected in Net Working Capital, and net of any bank overdrafts of any such Company Group Entity. Notwithstanding the foregoing or anything herein to the contrary, Foreign Cash shall, in all cases, exclude (i) any cash or cash equivalents in reserve or escrow accounts, restricted cash, custodial cash, cash and cash equivalents held for others and cash and cash equivalents otherwise subject to any legal or contractual restriction on the ability to freely transfer or use such cash or cash equivalents for any lawful purpose of the Company Group Entities, and (ii) any cash or cash equivalents used in, or that otherwise inures to the benefit of Seller or any of its Affiliates (other than the Company Group Entities) as a result of any violation of the last sentence of Section 6.1.  Foreign Cash, in any applicable jurisdiction, may be a positive or negative amount and shall in all cases be calculated in accordance with the Accounting Principles.”

d.Section 1.1 of the Purchase Agreement is hereby amended by adding the following definition:

““Foreign Excess Closing Cash Amount” means the amount of Foreign Cash (if any) in excess of $40,000,000, as of the Calculation Time, within bank accounts of the Company Group Entities (other than OpCo and the Company) residing in each non-U.S. jurisdiction set forth on Schedule 6.16; provided, however, that the Foreign Excess Closing Cash Amount shall in no event exceed $2,000,000.”

e.Section 6.5 of the Purchase Agreement is hereby amended by adding the following as a new Section 6.5(c) of the Purchase Agreement:

“(c)At Purchaser's request, for up to four years after Closing, if Purchaser intends to file all or part of the financial statements of the Safari Business with the U.S. Securities and Exchange Commission (“SEC”), Seller shall (i) provide Purchaser (or its applicable Affiliate) and its independent registered public accounting firm reasonable access during normal business hours to such records (to the extent that such information is available) and personnel (for purposes of providing access to information and responding to reasonable inquiries) of Seller and its Subsidiaries as Purchaser (or its applicable Affiliate) may reasonably request to enable Purchaser (or its applicable Affiliate), its independent registered public accounting firm and its other representatives to prepare the quarterly interim and annual audited financial statements of the Safari Business for each of the periods required to be presented; (ii) consent to and use commercially reasonable efforts to make available the independent registered accounting firm of Seller to provide any consents and customary “cold comfort letters” with respect to any financial statements of the Safari Business prepared and/or audited prior to the Closing, and (iii) provide authorizations consistent with the past practices of the Safari Business to the extent reasonably required by Purchaser's independent registered accounting firm or in connection with any such filing of the Safari Business financial statements with the SEC. The costs associated with any cooperation by Seller at the request of Purchaser pursuant to this Section 6.5(c), including, for the avoidance of doubt, the costs of the independent registered accounting firms, shall be borne by Purchaser. Purchaser shall reimburse Seller for all reasonable and documented out-of-pocket costs and expenses incurred by Seller and the time spent by personnel of Seller and its Subsidiaries at the rates set forth in the Transition Services Agreement in complying with this Section 6.5(c).  Notwithstanding anything to the contrary herein, the access to be provided to Purchaser shall not materially interfere with Seller's or any of its Affiliates' ability to prepare its own financial statements or Seller's regular conduct of business and shall be made available during Seller's normal business hours. In addition, such cooperation shall not require Seller to prepare any financial statements or to take any action that Seller reasonably believes could result in a violation of applicable Law, any pre-existing material agreement or the waiver of any legal or other applicable privilege. All of the information provided by Seller pursuant to this Section 6.5(c) is given without any representation or warranty, express or implied, and neither Seller nor any of its Affiliates shall have any liability or responsibility with respect thereto.”

f.Section 6.13 of the Purchase Agreement is hereby amended by adding the following sentence to the end of Section 6.13 of the Purchase Agreement:

“Notwithstanding the foregoing, this Section 6.13 shall not apply to that certain Loan Agreement dated as of January 31, 2022 between the German Seller and German Holdings.”

g.Section 6.16 of the Purchase Agreement is hereby amended by deleting the final sentence of Section 6.16 of the Purchase Agreement in its entirety and replacing it by the following sentence:

“For the avoidance of doubt, other than (a) the Cash of the Company and OpCo to be included in Closing Cash, subject to the US Cash Cap and (b) the Foreign Excess Closing Cash Amount (if any), no additional Cash or Foreign Cash of the Company Group Entities, whether or not any such Cash or Foreign Cash in any non-U.S. jurisdiction is in excess of any applicable Jurisdiction Minimum Cash Requirement, shall be counted as an increase to the Initial Purchase Price and Purchase Price or reduction of Indebtedness.”

h.Section 7.1(g) of the Purchase Agreement is hereby amended by adding the following sentence to the end of Section 7.1(g) of the Purchase Agreement:

“In the event it is not practicable for Seller to pay any amounts under the Retention Bonus Plan directly to one or more Transferred Employees, the Parties shall cooperate in good faith to cause Purchaser to pay such amounts to each applicable Transferred Employee on Seller's behalf, with funds (including the employer's share of any payroll, social security, unemployment or similar Taxes attributable to such amounts) provided to Purchaser by Seller.”

i.Section 7.1(h) of the Purchase Agreement is hereby amended by replacing the fifth sentence of Section 7.1(h) of the Purchase Agreement with:

“Notwithstanding the foregoing, if Seller is unable to transfer plan assets equal to the aggregate benefit and liabilities payable under all such accounts as of the Closing Date in accordance with the foregoing sentence, then an amount equal to the aggregate benefits and liabilities payable under all such accounts as of the Closing Date (including with respect to any amounts elected to be deferred by the Plan Participants as of the Closing Date but not yet credited to their accounts as of the Closing Date), less the value of any plan assets that Seller is able to transfer to OpCo on the Closing Date, shall be included in the calculation of Indebtedness.”

j.Section 8.2(f) of the Purchase Agreement is hereby amended by adding the following two sentences to the end of Section 8.2(f) of the Purchase Agreement:

“Purchaser and Seller acknowledge and agree that any payment from Seller to Purchaser after the Closing to reimburse Purchaser or otherwise satisfy Seller's obligation pursuant to the last sentence of Section 7.1(g) (as amended) in respect of the Retention Bonus Plan (including the employer's share of any payroll, social security, unemployment or similar Taxes attributable to such amounts) shall be treated, for U.S. federal (and applicable state and local) income Tax purposes, as a reduction of the Purchase Price.  Purchaser and Seller acknowledge and agree that any payment made under Section 3.10(a), 3.10(b) or 3.10(c) of that certain Share Transfer Agreement, by and among German Seller, German Purchaser and Germany Holdings, shall be treated, for applicable Tax purposes, as an adjustment of the purchase price for the Germany Holdings Equity Interests.”

k.Article VIII of the Purchase Agreement is hereby amended by adding the following as a new Section 8.6 of the Purchase Agreement:

“8.6 Deferred Payroll Taxes.  All “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) that Seller or any of its Affiliates has elected to defer prior to the Closing pursuant to Section 2303 of the CARES Act and all Taxes (including withholding taxes) deferred prior to the Closing pursuant to IRS Notice 2020-65 or any related or similar order or declaration from any Governmental Authority (including the Payroll Tax Executive Order) shall be Excluded Liabilities and otherwise the sole obligation of Seller.”

2.Effect of Amendment.  Pursuant to Section 12.10 of the Purchase Agreement, no amendment to the Purchase Agreement shall be effective unless it shall be in writing and signed by each Party thereto, it shall specifically reference Section 12.10 of the Purchase Agreement and it shall expressly provide that the Purchase Agreement is being amended.  The Purchase Agreement is amended by this Amendment only as specifically provided herein, and the Purchase Agreement, as so amended, shall continue in full force and effect.  Each reference in the Purchase Agreement to “this Agreement,” “herein,” “hereof,” “hereunder” or words of similar import shall hereafter be deemed to refer to the Purchase Agreement as amended hereby (except that references in the Purchase Agreement to the “date hereof” or “date of this Agreement” or words of similar import shall continue to mean September 20, 2021).  References to the Purchase Agreement in this Amendment and in any ancillary agreements or documents delivered in connection with the Purchase Agreement or contemplated thereby, shall refer to the Purchase Agreement as amended hereby.  Except as otherwise expressly provided herein, all of the terms and conditions of the Purchase Agreement remain unchanged and continue in full force and effect.

3.Authorization and Validity.  Each party to this Amendment hereby represents and warrants to the other party hereto that: (a) such party has the requisite power and authority to execute and deliver this Amendment, to perform their respective obligations hereunder and to consummate the transactions contemplated hereby, (b) all acts and other proceedings required to be taken by or with respect to each party to authorize the execution, delivery and performance hereof and the consummation of the transactions contemplated hereby have been duly and properly taken, and no other proceedings on the part of such party are necessary to authorize the execution, delivery or performance hereof, and (c) this Amendment will be duly executed and delivered by such party and, assuming due execution and delivery by each of the other parties hereto, constitutes the legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.Miscellaneous. Sections 12.4 – 12.19 of the Purchase Agreement shall apply mutatis mutandis to this Amendment.

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IN WITNESS WHEREOF, each party has caused this Amendment to be duly executed on its behalf by its duly authorized officer, as of the date first written above.

AZENTA, INC.

By:	/s/ Stephen S. Schwartz
Name:	Stephen S. Schwartz
Title: Chief Executive Officer and President

ALTAR BIDCO, INC.

By:	/s/ Jim Carlisle
Name:	Jim Carlisle
Title: President